Exhibit 2

FOR IMMEDIATE RELEASE	23 SEPTEMBER 2014

WPP PLC (“WPP”)

GroupM acquires 49% of Haworth Marketing + Media in the United States

WPP announces that its wholly-owned media investment management company, GroupM, has acquired 49% of media agency Haworth Marketing + Media (“Haworth”) in the United States.

Haworth’s billings for the year ended 31 October 2013 were approximately US$700 million with gross assets of US$87 million at the same date. The agency manages media investment for clients such as Target, Ben & Jerry’s, Beats by Dr. Dre, Honeywell, DreamWorks Animation and The Oscars. Haworth, which employs 140 people and has offices in Minneapolis and Los Angeles, was founded in 1970.

GroupM is the leading global media investment management operation. It serves as the parent company to WPP media agencies including Maxus, MEC, MediaCom and Mindshare, as well as GroupM Entertainment and Xaxis, its wholly-owned global programmatic media and technology platform. According to RECMA, GroupM manages US$105 billion in media invested by its clients.

The investment continues WPP’s strategy of investing in important markets such as the United States where WPP companies (including associates) collectively generate revenues of over US$6 billion and employ approximately 25,000 people.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239